UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.)*

AdaptHealth Corp.
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

00653Q102
(CUSIP Number)

December 31, 2019
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00653Q102

1	NAMES OF REPORTING PERSONS
McLarty Capital Partners SBIC, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
4,526,189

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
4,526,189

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,526,189

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.3%[1]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

1 Percentage of class is based on 40,296,166 shares of Class A Common Stock and 32,113,799 shares of Class B Common Stock issued and outstanding in the aggregate as of November 8, 2019, as reported on the Issuer’s Form 8-K, dated November 7, 2019 and filed with the Commission on November 14, 2019.

CUSIP No. 00653Q102

1	NAMES OF REPORTING PERSONS
McLarty Capital Partners SBIC, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
4,526,189

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
4,526,189

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,526,189

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.3%[1]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1 Percentage of class is based on 40,296,166 shares of Class A Common Stock and 32,113,799 shares of Class B Common Stock issued and outstanding in the aggregate as of November 8, 2019, as reported on the Issuer’s Form 8-K, dated November 7, 2019 and filed with the Commission on November 14, 2019.

Item 1(a).	Name of Issuer:

AdaptHealth Corp. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

220 West Germantown Pike, Suite 250, Plymouth Meeting, PA 19462

Item 2(a).	Names of Persons Filing:

The names of the persons filing this report (collectively, the “Reporting Persons”) are:
McLarty Capital Partners SBIC, L.P. (“McLarty Capital Partners”)
McLarty Capital Partners SBIC, LLC (“McLarty GP”)

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the Reporting Persons is:

c/o The Firmament Group
1 Rockefeller Plaza, Suite 1203
New York, NY 10020

Item 2(c).	Citizenship:

McLarty Capital Partners is a Delaware limited partnership
McLarty GP is a Delaware limited liability company

Item 2(d).	Title of Class of Securities:

Class A Common stock, par value $0.0001 per share (“Class A Common Stock”)

Item 2(e).	CUSIP Number:

00653Q102

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

The information required by this item with respect to each Reporting Person is set forth in Rows 5 through 9 and 11 of the cover page to this Schedule 13G.

The ownership percentages reported are based on 40,296,166 shares of Class A Common Stock and 32,113,799 shares of Class B Common Stock issued and outstanding in the aggregate as of November 8, 2019, as reported on the Issuer’s Form 8-K, dated November 7, 2019 and filed with the Commission on November 14, 2019 (the “Form 8-K”).

McLarty Capital Partners directly holds 4,526,189 shares of Class B Common Stock. Class B Common Stock is exchangeable (together with the same number of common units of AdaptHealth Holdings LLC) for shares of Class A Common Stock (or the cash value thereof).

McLarty GP does not directly hold any shares of Class A Common Stock or Class B Common Stock. McLarty GP is the general partner of McLarty Capital Partners and may be deemed to beneficially own the securities directly held by the McLarty Capital Partners.

If all shares of Class B Common Stock held by the Reporting Persons and all other holders were exchanged for newly issued shares of Class A Common Stock, there would be a total of 72,409,965 shares of Class A Common Stock outstanding as of November 8, 2019, as set forth in the Form 8-K, and the Reporting Persons would be deemed, in the aggregate, to be the beneficial owners of 6.3% of the outstanding shares of Class A Common Stock.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:	February 12, 2020

MCLARTY CAPITAL PARTNERS SBIC, L.P.

By: McLarty Capital Partners SBIC, LLC, its general partner

By:	/s/ Christopher D. Smith
Name:	Christopher D. Smith
Title:	Co-Founder & Co-President

MCLARTY CAPITAL PARTNERS SBIC, LLC

By:	/s/ Christopher D. Smith
Name:	Christopher D. Smith
Title:	Co-Founder & Co-President

EXHIBIT 1

AGREEMENT

The persons below hereby agree that the Schedule 13G to which this agreement is attached as an exhibit, as well as all future amendments to such Schedule 13G, shall be filed on behalf of each of them.  This agreement is intended to satisfy the requirements of Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934.

Date:	February 12, 2020

MCLARTY CAPITAL PARTNERS SBIC, L.P.

By: McLarty Capital Partners SBIC, LLC, its general partner

By:	/s/ Christopher D. Smith
Name:	Christopher D. Smith
Title:	Co-Founder & Co-President

MCLARTY CAPITAL PARTNERS SBIC, LLC

By:	/s/ Christopher D. Smith
Name:	Christopher D. Smith
Title:	Co-Founder & Co-President